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                            May 6, 2022

       Michael Shleifer
       Chief Executive Officer
       Biotech Acquisition Company
       545 West 25th Street, 20th Floor
       New York, NY 10001

                                                        Re: Biotech Acquisition
Company
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 4, 2022
                                                            File No. 333-263577

       Dear Dr. Shleifer:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2022 letter.

       Amendment No. 3 to Form S-4 filed May 4, 2022

       Risk Factors, page 30

   1. We note your new disclosure regarding the Cantor Purchase Agreement entered into between BAC and CFPI on
May 3, 2022. Please revise the Risk Factors section, where
                                                        appropriate, to discuss
the potential for dilution and downward pressure on the combined company's stock price
that may result from issuances under this agreement and the later resale of such shares
pursuant to the Registration Rights Agreement. Your disclosure should make clear the
potential impact the financing arrangement may have on a non-
                                                        redeeming shareholder's
investment in the future.

              You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
       have questions regarding comments on the financial statements and related matters. Please
 Michael Shleifer
Biotech Acquisition Company
May 6, 2022
Page 2

contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Shleifer
                                                         Division of
Corporation Finance
Comapany NameBiotech Acquisition Company
                                                         Office of Life
Sciences
May 6, 2022 Page 2
cc:       Richard Baumann
FirstName LastName